August 5, 2009
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Inter-Atlantic Financial, Inc.
Preliminary Proxy Statement Filed on Schedule 14A
Filed on June 30, 2009
File No.: 001-33721
Ladies and Gentlemen:
On behalf of Inter-Atlantic Financial, Inc. (the “Company”), we are electronically transmitting hereunder a revised copy of the Preliminary Proxy Statement on Schedule 14A originally filed on June 30, 2009 (the “Proxy Statement”). For your convenience, marked copies of this filing are being sent via overnight mail to Rose Zukin.
This letter is being filed in response to a comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 15, 2009.
In this letter, we have listed the Staff’s comments in italics and have followed each comment with the Company’s response. Page number references refer to the specific pages of the marked copy of the Proxy Statement.
Proxy Statement
General
1.	We note your response to Comment 7 and reissue the comment. Please modify your filing so that the summary term sheet begins on the first or second page of the disclosure document pursuant to Instruction 2 to Item 1001 of Regulation M-A.
Response:
Pursuant to the Staff’s comment, we have modified our filing so that the summary term sheet begins on the first page of the disclosure document pursuant to Instruction 2 to Item 1001 of Regulation M-A.

The Acquisition Proposal, page 54
Factors Considered by the Inter-Atlantic Board in Approving the Transaction, page 55
2.	We note your response to comment 18. However, you have not presented the Board’s analysis. Please revise to describe all of the analyses performed and explain how the analyses supported the determination that Patriot’s fair market value exceeded 80% of Inter-Atlantic’s net assets and that the consideration offered is fair to the Inter-Atlantic shareholders. For example, your analysis should address the following:
•	Disclose the valuation of valuation range for Patriot and compare this valuation to Inter-Atlantic’s net assets.

•	You state on page 55 that the Board considered financial information and financial projections. Please explain what financial information was used in the analysis and how it was used to determine the fair value of Patriot. We note that the Board presentation filed with your 8-K on June 3, 2009 included financial projections. Please either include the financial projections and discuss and assumptions used in preparing the projections or explain why the projections are not material.

•	We note your statement on page 56 that the Board considered the historical growth of the insurance services businesses and the prospects for continued growth. Please disclose the historical growth and discuss the prospects for continued growth.

•	The presentation material filed with the Form 8-K indicates that the worker’ compensation market is projected to reach $50 billion in 2009. Please include this information and its source in your document. If this projection is an internal estimate, explain the basis for your estimate.

•	We note that one of the factors considered was the expected benefit from the use of the net proceeds from the funds currently held in trust. Please explain how you expect to use the proceeds.

Response:
Pursuant to the Staff’s comment we have modified our disclosure on pp. 56 and 57 to add significant additional information regarding the Board’s determination that Patriot’s fair market value exceeded 80% of Inter-Atlantic’s net assets and that the consideration offered is fair to the Inter-Atlantic shareholders. Please note that even if the Inter-Atlantic Board had not made such a clear determination, there would still exist compelling reasons that the shareholders would be well served by having the opportunity to vote on the proposed transaction. Every shareholder, the large majority of which are sophisticated investors, has the option to vote for the proposed transaction or elect to receive its pro rata amount from the trust account. In the absence of the proposed transaction, an Inter-Atlantic shareholder would have no option other than receiving its pro rata amount from the trust account.
The Charter Amendment Proposal, page 64
3.	We note your statement on page 64 that the company seeks to be governed by Section 203 of the DGCL to “insure that the protections provided by this section will apply to Inter-Atlantic in the future should its stock cease to be listed on a national securities exchange.” To the extent that potential delisting presents a material risk to your company, please include a separate risk factor discussion.
Response:
Pursuant to the Staff’s comment we have added a risk factor discussion on p. 42.
Executive Compensation
Compensation Components, page 135
4.	We note your response to Comment 36 and note that no discretionary bonuses were paid in 2008. Please revise the discussion of discretionary annual bonuses to identify the corporate goals and objectives and any individual goals and objectives considered when determining bonuses. To the extent that any of the goals or objectives were quantified, the disclosure should also be quantified. Please note, the failure to pay bonuses does not relieve the requirement to discuss the goals and objectives. .
Response:
Pursuant to the Staff’s comment we have revised the discussion of discretionary annual bonuses on p. 135 to identify the corporate goals and objectives and any individual goals and objectives considered when determining bonuses.

Management’s Discussion and Analysis
EBITDA Margin on Gross Premiums Earned and Managed, page 144
5.	We do not believe that EBITDA should be presented as a measure of operating performance. EBITDA is a non-GAAP measure that eliminates recurring items. Since the items excluded from EBITDA are significant components of your business, the financial impact of these items will not disappear or become immaterial in the future. While Item 10(e) of Regulation S-K does not expressly prohibit the removal of recurring items, Answer 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” indicates that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. Your disclosures do not meet the burden as illustrated in Answer 8 of the Non-GAAP FAQ. Answer 8 further states that it is permissible, and may be necessary, to identify, discuss, and analyze material items, whether they are recurring or non-recurring, in MD&A and it may be necessary to discuss the nature of such items and their significance to an investor in evaluating the company’s results of operations. Therefore, we believe that material items such as depreciation, amortization, interest expense and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP measure. Please revise your disclosures here and throughout the document to delete your presentation of EBITDA or provide us with additional information to demonstrate why EBITDA provides useful information to investors.
Response:
Pursuant to the Staff’s comment we have modified our disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook” beginning on page 143 to provide additional information to demonstrate why EBITDA and the other non-GAAP measures utililzed by Patriot provide useful information to investors. However, Patriot will continue to to address the significant components of depreciation, amortization, interest expense and federal income taxes within the MD&A.
Unaudited Pro Forma Condensed Combined Financial Statements, page 188.
6.	We acknowledge your response to our comment 41. Your revised proposed disclosure in the first paragraph on page 188 is the same as that provided in the third paragraph of that page. Please remove for the redundancy. .
Response:
Pursuant to the Staff’s comment we have revised the disclosure on p. 188 to remove the redundancy referenced above.

7.	Refer to your response to comment 41. Please tell us why you believe it is appropriate to include the shares available for stock compensation and the contingent stock in the calculation of total shares outstanding after the merger for purposes of determining which entity has control of the entity after the transaction. In addition, we believe that a transaction in which a public shell with no operations, but with substantial cash acquires a company with products and operations, the substance of the transaction is the sale or issuance of Patriot stock for cash of Inter-Atlantic Financial. Pro forma information is not presented since the transaction is not a business combination. The financial statements of Patriot Risk are considered the predecessor financial statements. Costs of the acquisition are charged directly to equity only to the extent of cash received while all costs in excess of cash received should be charged to expense. Please revise the filing to reflect the appropriate accounting for the transaction.
Response:
It is our understanding that the Staff’s comment has two parts. We believe the first part relates to the determination that Patriot Risk is the accounting acquirer and the second part relates to the inclusion of pro forma financial statements.
1. Determination that Patriot is the Accounting Acquirer:
In accordance with the guidance contained in the Division of Corporation Finance- Financial Reporting Manual, Topic 12, since the outlined transaction is essentially the acquisition of a private operating company (Patriot Risk) by a non-operating public shell corporation (IAN) with Patriot Risk having effective voting and operating control of the combined company, this transaction should be considered a capital transaction in substance rather than a business combination. Therefore, the transaction will be accounted for similar to a reverse acquisition, resulting in the recapitalization of Patriot Risk.
Although the transaction is outside the scope of Statement of Financial Accounting Standard No. 141(R), this guidance, specifically Appendix A, was consulted to determine the accounting acquirer in the reverse acquisition as well as determining whether Patriot Risk will have effective voting and operating control of the combined company. In response to comment 41 in the Staff’s letter dated June 18, 2009, we provided our analysis of how we determined that Patriot Risk Management is the accounting acquirer. In comment 7 of the Staff’s letter dated July 15, 2009, we note that the Staff has questioned this analysis and our inclusion of stock options in the analysis of the relative voting rights of the combined entity, and therefore we provide further explanation below.

Paragraph A12 of SFAS 141(R) sets forth guidance in identifying the acquirer in a business combination effected by exchanging equity interests. The introductory sentence to paragraph A12 notes that in business combinations effected primarily by exchanging equity interests, the acquirer is usually the issuing entity. However, paragraph A12 goes on to state that in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. The analysis is fact driven, and subparagraphs a. through e. of paragraph A12 list pertinent factors to be considered in determining which entity is the acquiring entity, including:
•	relative voting rights in the combined entity post-transaction,

•	existence of a large minority voting interest in the combined entity,

•	composition of the governing body of the combined entity, and

•	composition of the senior management of the combined entity.
No single factor is determinative under the guidance. However, taken together, the facts and circumstances of this transaction support our conclusion that Patriot Risk Management is the accounting acquirer.
A. Voting Rights
The first factor is the relative voting rights in the combined entity after the business combination. In our prior response to comment 41, we provided our analysis of this factor. The Staff has questioned the inclusion of the stock compensation and contingent stock in the calculation of the relative voting rights in the combined entity after the acquisition. As disclosed in the proxy statement, 3,000,000 shares of voting common stock are being reserved for issuance under a stock compensation plan to directors, officers and employees of Patriot following the acquisition. IAN currently has no employees, and following the acquisition, only two of nine directors will be IAN designees. The management of the combined entity will consist solely of the Patriot management team. Therefore, substantially all of the 3,000,000 shares reserved under the stock compensation plan will be granted to the former Patriot officers and directors.1

[1]	In late 2007, Patriot determined to pursue an initial public offering (“IPO”) of its common stock, which it expected to complete during 2008. In light of its pending IPO, Patriot ceased issuing options in late 2007. Upon completion of its proposed IPO, Patriot intended to issue options to its directors and certain of its officers and employees. Due to market conditions in the third quarter of 2008, the IPO was not completed. The options that were to be issued upon completion of the IPO have yet to be issued. Accordingly, Patriot intends that upon completion of the acquisition, the board of the combined entity will grant options to directors, officers and employees. Patriot directors will constitute 7 of 9 directors on the board of the combined entity. It is expected that options covering most if not all of the 3,000,000 shares reserved for issuance under the option plan will be granted following the completion of the acquisition. Approval of the option plan (and the reservation of 3,000,000 shares for issuance thereunder) is one of the items to be voted upon by the Inter-Atlantic stockholders in connection with the acquisition.

Subparagraph A12.a states, “The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.” (emphasis added). Given the size of the option pool reserved for the Patriot management and directors, we considered the existence of these options to be important to the analysis. We did not give the same weight to the earnout shares, given the contingency associated with the issuance of those shares. Accordingly, as indicated in our response to prior comment 41, Patriot shareholders, directors and management will retain approximately 49% to 56% of the combined entity’s total outstanding voting common stock. Excluding the option shares, the ownership percentage would be approximately 40% to 47%. However, there is no authority under SFAS 141(R) that indicates that this factor alone is determinative. Even excluding the option shares, the relative ownership percentages are close enough that consideration of other factors would be required, particularly where the circumstances of the other factors are compelling, as is the case in this transaction as described below.
B. Large Minority Voting Interest
Subparagraph a12.b is another factor that bears on the analysis. It states, “The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest—The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.” In this transaction, the principal stockholder and Chairman of the Board, President and Chief Executive Officer of Patriot, Steven Mariano, who will serve as the Chairman of the Board, President and Chief Executive Officer of the combined entity following the acquisition, will own between 35% and 42% of the outstanding voting common stock of the combined entity following the acquisition. Mr. Mariano’s ownership position will give him the largest minority voting interest in the combined entity. Accordingly, this factor also weighs in favor of concluding that Patriot rather than IAN is the accounting acquirer.
C. Composition of Board of Directors
In our prior response to comment 41, regarding the composition of the governing body of the combined entity, we noted that all seven of Patriot Risk Management’s directors will remain directors of the combined entity, and only two of IAN’s directors will continue to be directors of the combined entity. The board is staggered and no persons will have the ability to elect a majority of the directors at any one time. Accordingly, Patriot Risk Management will control the board of directors of the combined entity.

D. Composition of Senior Management
In our prior response to comment 41, regarding the composition of the senior management of the combined entity, we noted that the management team of the combined entity will consist solely of the Patriot management team, and therefore Patriot will dominate the management of the combined entity.
Based on the foregoing, the totality of the facts and circumstances demonstrate that Patriot Risk Management will (1) have the largest minority voting interest in the combined entity, (2) control the board of directors of the combined entity and (3) dominate the management of the combined entity. Giving consideration to the option shares pursuant to subparagraph A12.a, Patriot would also have the majority of the voting rights in the combined entity. These factors support the conclusion that Patriot is the accounting acquirer.
2. Inclusion of Pro Forma Financial Statements
With regard to the pro forma financial statements, we have revised the proxy statement to delete the pro forma income statements (see p. 189) because the transaction is not a business combination. However, we have retained the pro forma balance sheet. We believe the pro forma balance sheet is relevant because it shows the effect of the recapitalization and the financial condition of Patriot as the surviving entity after completion of the transaction.
In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A, (ii) Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call William Haddad (212-335-4998) should you have any questions.
Very truly yours,
/s/ William N. Haddad
William N. Haddad

cc: Andrew S. Lerner